EXHIBIT 10.11
June 28, 2013

Tracey Newell
2945 Deer Meadow Drive
Danville, CA 94506

Dear Tracey:
It is my pleasure to offer you the full-time position of Executive Vice President, Worldwide Sales at Proofpoint Inc. (the “Company”). This letter shall serve to confirm the terms of your employment with the Company.
1.Duties. You will report to me and I will assign and direct your job duties and responsibilities. You will work from our offices located in Sunnyvale, California. Of course, the Company may change your position, duties, and work location from time to time as it deems necessary.

2.Compensation.

a.	Salary. You will be paid a monthly salary of $33,333.34 less payroll deductions and all required withholdings. You will be paid semi-monthly on the Company’s regular payroll dates.

b.
Management Bonus.  You will be eligible to receive a bonus targeted at 44% of your annual base salary with upside potential based upon individual and/or Company over-performance.  The bonus will be subject to the terms and conditions of the Proofpoint Bonus Plan Document.  The Company reserves the right to change, amend or cancel this program at any time.

c.
Commission. You will be eligible to earn annual target commissions in the amount of $175,000.00 at 100% of quota attainment (“Target Commissions”). Earned commissions will be paid monthly. You will be eligible for monthly commissions based on your attainment of quota under the terms and conditions of the Company’s applicable commission plan.

d.
Stock Option Plan. Upon the commencement of your employment and subject to Board approval, the Company will recommend to the Board of Directors that you be granted an option to purchase 175,000 shares of the Company’s Common Stock (the “Option”) at an exercise price equal to the fair market value on the date of grant. The Option shall be subject to the vesting restrictions and all other terms of the Proofpoint 2012 Stock Option Plan and your Stock Option Agreement and related agreements.

Upon commencement of your employment and subject to Board approval, the Company will recommend to the Board of Directors that you be granted a Restricted Stock Unit (“RSU”) award of 75,000 shares of Proofpoint Common Stock. The RSU award shall vest 25% upon the one-year anniversary of your first day of employment; and 25% upon each of the next 3 anniversaries thereafter. The RSU shall be subject to the terms of the Proofpoint 2012 Stock Option Plan and your RSU Award Agreement and related agreements. You will be provided with a copy of the Proofpoint’s 2012 Stock Option Plan and other documents, upon approval and grant of the RSU award.

e.
Benefits. You will be eligible for the standard Company benefits for an employee in your position, e.g., health insurance, dental insurance, vacation, sick leave, holidays, 401k, etc. in accordance with the terms of the applicable benefit plans.

3.Company Policies. As a Company employee, you will be expected to abide by Company rules and policies, and execute and abide by the Company’s Proprietary Information and Inventions Agreement, a copy of which is attached hereto as Exhibit A for your execution.
4.Former Employers. In your work for the Company you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. During our discussions about your proposed job duties, you assured us that you would be able to perform those duties within the guidelines just described. You also agree that you will not bring onto Company premises any confidential information or property belonging to any former employer or other person to whom you have an obligation of confidentiality.
5.Exposure to Explicit Electronic Content. Because of the type of business Proofpoint conducts, during the course of your employment and as a bona fide occupational qualification of your employment you may be periodically exposed to electronic content that displays sexually explicit literary material and/or electronically conveyed images.  By accepting employment with Proofpoint it is with the full understanding that your exposure to the content described above will not interfere with the performance of your job duties, will not cause you to consider the workplace intolerable or hostile, and will not cause you to believe that you are subject to sexual harassment in the workplace.
6.Alternative Dispute Resolution. To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with the Company you must agree to submit such disputes to arbitration. Accordingly, please sign the Arbitration Agreement attached as Exhibit B and return it to me.
7.Conflicts.     As an exempt employee, you are expected to work the number of hours required to get the job done. However, you are generally expected to be present during normal business hours of the Company, which will be established by the Company and may be changed as needed to meet the needs of the business. You agree that during your employment with Proofpoint, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which Proofpoint is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to Proofpoint.
8.Employment Status.     The Company is an “at-will” employer. This means that you may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying Proofpoint. Likewise, the Company may terminate your employment at any time, for any reason or not reason, with or without cause or advance notice.
9.Severance Benefit. Subject to the terms in Exhibit C hereto, you will be eligible for severance in the event that your employment is terminated without Cause, or you resign for Good Reason.
10.Miscellaneous. This letter, together with your Proprietary Information and Inventions Agreement and the Arbitration Agreement form the complete and exclusive statement of your employment agreement with Proofpoint. It supersedes any other agreements or promises made to you by anyone, whether oral or written, and it can only be modified in a written agreement signed by the Chief Executive Officer or the Vice President of Human Resources of the Company. You understand and agree that the Company has not made any representations or warranties regarding the tax treatment of any of the benefits detailed in this letter, including, but not limited to any potential taxes or other consequences relating to Section 409A of the Internal Revenue Code (“Code”). To the extent you have any questions about this or any other provisions in this letter, we encourage you to consult with independent counsel and tax advisors.
As required by law, this offer is subject to satisfactory proof of your right to work in the United States, your successful clearance of a background and reference check and signing the enclosed Proprietary Information and Arbitration Agreements. Please sign and date this letter (including applicable Exhibits), and return them to me by end of business Wednesday July 31, 2013 if you wish to accept employment with Proofpoint under the terms described above. If you accept our offer, your start date will be mutually determined by you and your manager, subject to first successfully clearing the background and reference checks. New Hire Orientation is held each Monday at 9:00 am.
We look forward to working with you to make Proofpoint a success. If there are any aspects of our offer, which you would like, clarified, please let me know.
Best regards,

/s/ Gary Steele

Gary Steele
CEO

Understood & Agreed:
/s/ Tracey Newell
Tracey Newell

Date     July 23, 2013

Exhibit C - Severance Benefit
1.    Definitions. For purposes of this Agreement, the following terms shall have the following meanings:
A.    Cause. “Cause” means the Executive’s termination of employment because of (a) any willful, material violation by the Executive of any law or regulation applicable to the business of the Company or a Parent or Subsidiary of the Company, the Executive’s conviction for, or guilty plea to, a felony or a crime involving moral turpitude, or any willful perpetration by the Executive of a common law fraud, (b) the Executive’s commission of an act of personal dishonesty which involves personal profit in connection with the Company or any other entity having a business relationship with the Company, (c) any material breach by the Executive of any provision of any agreement or understanding between the Company or any Parent or Subsidiary of the Company and the Executive regarding the terms of the Executive’s service as an employee, officer, director or consultant to the Company or a Parent or Subsidiary of the Company, including without limitation, the willful and continued failure or refusal of the Executive to perform the material duties required of such employee as an employee, officer, director or consultant of the Company or a Parent or Subsidiary of the Company, other than as a result of having a Disability, or a breach of any applicable invention assignment and confidentiality agreement or similar agreement between the Company or a Parent or Subsidiary of the Company and the Executive, (d) Executive’s disregard of the policies of the Company or any Parent or Subsidiary of the Company so as to cause loss, damage or injury to the property, reputation or employees of the Company or a Parent or Subsidiary of the Company, (e) any other misconduct by the Executive which is materially injurious to the financial condition or business reputation of, or is otherwise materially injurious to, the Company or a Parent or Subsidiary of the Company; or (f) Executive’s failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested his/her cooperation.
B.    Good Reason. "Good Reason" shall mean:
i)    voluntary resignation by the Executive following:  a change in the his position with the Company (or Parent or Subsidiary employing the Executive), without his written consent, which materially reduces his duties and responsibilities as measured against his duties or responsibilities immediately prior to the Corporate Transaction, or materially reduces the level of management to which he reports; provided, however, that such a material reduction shall not be deemed to occur if he is employed as an employee of the successor corporation (or a division of any successor corporation where such division encompasses all or substantially all of the Company’s business immediately prior to the Corporate Transaction (the “Business”)) with duties and responsibilities for the Business substantially similar to those he held prior to the Corporate Transaction and with a title at a rank not less than that of Vice President with the successor corporation.  By way of illustration, no material reduction in duties or responsibilities or the level of management to which he reports shall be deemed to occur if, following a Corporate Transaction, he is employed as a Vice President by the successor (including by any division of the successor) with responsibility for managing the same functional area (or for the Chief Technology Officer, a comparable Vice President of Technology or Engineering position) with respect to the product lines of the Company as he managed for the Company immediately prior to the Corporate Transaction.  Moreover, as a condition to receipt of this automatic vesting acceleration benefit on account of an Involuntary Termination in connection with a Corporate Transaction, the Executive shall render transition and integration services with respect to the Business on a full-time basis to the successor for such period of time not to exceed three (3) months (or the remainder of his vesting term, if less), as the successor may request.
ii)    voluntary resignation by the Executive following (A) a reduction in his level of compensation (including base salary, fringe benefits and target bonus under any corporate-performance based incentive program by more than fifteen percent (15%), or (B) a relocation of his place of employment by more than fifty (50) miles, provided and only if such reduction or relocation is effected by the Company or its successor without his consent.
Moreover, Executive must provide notice to Company of the existence of Good Reason within 90 days of its initial existence. Upon receipt of such notice, Company will be provided with a period of 30 days during which it may remedy the condition which creates the Good Reason. If the condition which creates the Good Reason is not remedied within the period specified in the preceding sentence, Executive may resign based on account of the Good Reason condition specified in the notice effective no later than 180 days following the initial existence of the Good Reason condition.
C.    Death or Disability. Executive’s employment with Company will be terminated in the event of Executive’s death, or any illness, disability or other incapacity that renders Executive physically or mentally unable regularly to perform Executive’s duties hereunder for a period in excess of sixty (60) consecutive days or more than one hundred twenty (120) days in any consecutive twelve (12) month period. The Board shall make the determination regarding whether Executive is physically or mentally unable to perform his duties.
D.    Separation from Service. “Separation from Service” shall mean the Executive’s termination of employment or service which constitutes a “separation from service” within the meaning of Treasury Regulation Section 1.409A-1(h). “Separation Date” shall mean the date a Separation from Service occurs.
E.    Corporate Transaction. “Corporate Transaction” shall have the meaning ascribed to such term in the 2012 Equity Incentive Plan.
2.    Severance Benefits
A.    Pay upon Termination. Upon termination of his employment, regardless of circumstance, Executive shall receive Executive’s annual base salary, pro-rated earned bonus, and vested benefits through and including Executive's last day of employment. Thereafter, Company shall have no further obligation under this Agreement to Executive, or Executive’s dependents, beneficiaries or estate.
B.    Benefits. In the event Executive is terminated without Cause or Executive resigns for Good Reason, provided such termination constitutes a Separation from Service and Executive executes a release agreement in a form acceptable to the Company (“Release Agreement”), and so long as the Executive is not in breach of the Proprietary Information and Inventions Agreement at the time of payment, Executive shall further be eligible to receive the following benefits:
i.    If Executive has less than twelve (12) months of service with the Company as of the Separation Date, he shall be eligible to receive a single, lump-sum payment equal to (a) three (3) months of his base salary in effect as of the Separation Date, plus (b) an amount equal to three (3) months of premiums necessary to continue Executive’s group health insurance benefits under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) (the “COBRA Premiums”).
ii.    If Executive has twelve (12) or more months of service with Company as of the Separation Date, he shall be eligible to receive a single, lump-sum payment equal to (a) six (6) months of base salary in effect as of the Separation Date, plus (b) an amount equal to six (6) months of COBRA Premiums.
iii.    Regardless of length of service, Company will also pay for six (6) months of outplacement services.
iv.    Notwithstanding the foregoing, if the Company determines, in its sole discretion, that it cannot pay the COBRA premiums set forth above without a substantial risk of violating applicable law (including Section 2716 of the Public Health Service Act), the Company instead shall pay to Executive, on the first day of each calendar month, a fully taxable cash payment equal to the applicable COBRA premiums for that month (including premiums for eligible dependents who have elected and remain enrolled in such COBRA coverage), subject to applicable tax withholdings for the remainder of the period for which COBRA premiums were to be paid above. In the event the Company opts for the cash payments under this subsection, then on the sixtieth (60th) day following the Separation Date, the Company will make the first payment to Executive under this subsection, in a lump sum, equal to the aggregate cash payments that the Company would have paid through such date had the cash payments commenced on the first day of the first month following the Separation Date through such sixtieth (60th) day, with the balance of the cash payments paid thereafter on the schedule described above.
C.    Termination Due to Corporate Transaction. In addition, if there is a Corporate Transaction of the Company and an Involuntary Termination of your Service occurs in connection with or within eighteen (18) months following the Corporate Transaction, then all of the then unvested Option Shares shall vest on an accelerated basis pursuant to the conditions of the Notice of Grant. Should there not be an assumption, exchange, or substitution of the Option as part of the Corporate Transaction, then it shall automatically be accelerated immediately prior to the effective date of the Corporate Transaction and be exercisable for all of the Option Shares subject, however, to your execution and delivery of an agreement continuing in effect the remaining vesting and acceleration provisions that had been applicable to the Option.
D.    Timing. The salary severance benefits under Section 2B above shall be made to Executive on the later of: (A) thirty (30) days following the Separation Date or (B) fifteen (15) days after the date Executive furnishes the Company the executed release agreement and the revocation period, if any has expired; provided, however, that the executed release agreement must be submitted to Company no later than the date which is two months after the Separation Date and payment must occur no later than the 70th day following the date on which the Separation Date occurs. Notwithstanding the timing otherwise specified in this subsection, in the event that the 70-day period specified in the preceding sentence spans two calendar years, the Company will pay the salary severance benefits under Section 2B in the second of such years, regardless of which year Executive actually delivers the executed general release agreement to the Company. Executive may not, directly or indirectly, designate the calendar year of payment.
E.    Section 409A of the Internal Revenue Code (“Section 409A”). If the Executive is a “specified employee” within the meaning of Section 409A at the time of his Separation from Service, then any payment otherwise required to be made to Executive under this Agreement on account of Executive’s Separation from Service, to the extent such payment (after taking in to account all exclusions applicable to such payment under Section 409A) is properly treated as deferred compensation subject to Section 409A, shall not be made until the first business day after (i) the expiration of six months from the date of Executive’s Separation from Service, or (ii) if earlier, the date of Executive’s death (the “Delayed Payment Date”). On the Delayed Payment Date, there shall be paid to the Executive or, if the Executive has died, to the Executive’s estate, in a single cash lump sum, an amount equal to the aggregate amount of the payments delayed pursuant to the preceding sentence. In the case of any amounts that are payable to the Executive under this Agreement, or under any other “nonqualified deferred compensation plan” (within the meaning of Section 409A) maintained by the Company in the form of installment payments, (i) the Executive’s right to receive such payments shall be treated as a right to receive a series of separate payments under Treas. Reg. §1.409A-2(b)(2)(iii), and (ii) to the extent any such plan does not already so provide, it is hereby amended as of the date hereof to so provide, with respect to amounts payable to the Executive thereunder. To the extent that the reimbursement of any expenses or the provision of any in-kind benefits pursuant to this Agreement is subject to Section 409A, (i) the amount of such expenses eligible for reimbursement, or in-kind benefits to be provided hereunder during any one calendar year shall not affect the amount of such expenses eligible for reimbursement or in-kind benefits to be provided hereunder in any other calendar year; provided, however, that the foregoing shall not apply to any limit on the amount of any expenses incurred by the Executive that may be reimbursed or paid under the terms of the Company’s medical plan, if such limit is imposed on all similarly situated participants in such plan; (ii) all such expenses eligible for reimbursement hereunder shall be paid to the Executive as soon as administratively practicable after any documentation required for reimbursement for such expenses has been submitted, but in any event by no later than December 31 of the calendar year following the calendar year in which such expenses were incurred; and (iii) the Executive’s right to receive any such reimbursements or in-kind benefits shall not be subject to liquidation or exchange for any other benefit.
3.    Section 280G. If any payments and other benefits provided for in this offer letter or otherwise constitute “parachute payments” within the meaning of Section 280G of the Code and, but for this Section 3, would be subject to the excise tax imposed by Section 4999 of the Code, then payments and other benefits will be payable to Executive, at Executive’s election, either in full or in such lesser amounts as would result, after taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, on Executive’s receipt on an after-tax basis of the greatest amount of payments and other benefits, by first reducing the cash payments and then reducing the equity grants, in each case, pro rata between amounts subject to Section 409A of the Code and amounts not subject to Section 409A of the Code.